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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


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                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                    13d-2(a)



                        SysComm International Corporation
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                                (Name of Issuer)

                         Common Stock - $0.01 par value
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                         (Title of Class of Securities)

                                   871942 10 8
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                                 (CUSIP Number)

                             David I. Beckett, Esq.
                                 General Counsel
                         Applied Digital Solutions, Inc.
                          400 Royal Palm Way, Suite 410
                            Palm Beach, Florida 33480
                               Tel: (561) 366-4800
                               Fax: (561) 366-0002
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                December 14, 2000
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:
                         (Continued on following pages)
                              (Page 1 of 11 Pages)

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CUSIP No. 871942 10 8             Schedule 13D                Page 2 of 11 Pages
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1)        NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Applied Digital Solutions, Inc.                       43-1641533
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2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)      |_|
                                                                    (b)      |_|
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3)        SEC USE ONLY

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4)        SOURCE OF FUNDS*

          00
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5)        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                      |_|
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6)        CITIZENSHIP OR PLACE OF ORGANIZATION

          Missouri
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                         7        SOLE VOTING POWER                    2,570,000
NUMBER OF SHARES         -------------------------------------------------------
BENEFICIALLY             8        SHARED VOTING POWER                       None
OWNED BY EACH            -------------------------------------------------------
REPORTING                9        SOLE DISPOSITIVE POWER               2,570,000
PERSON WITH              -------------------------------------------------------
                        10        SHARED DISPOSITIVE POWER                  None
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11)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,570,000 shares of Common Stock
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12)       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             |_|
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13)       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          53.5%*
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14)       TYPE OF REPORTING PERSON*

          CO
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* Share ownership  numbers and percentages  are  approximations  for the reasons stated in Item 5 of this Schedule 13D. The reporting person is the beneficial owner of all of the reported shares although record ownership varies.

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP No. 871942 10 8             Schedule 13D                Page 3 of 11 Pages
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Item 1.  Security and Issuer.

         This Statement on Schedule 13D (the "Schedule 13D") relates to shares of Common Stock, par value $0.01 per share (the "Shares"), of SysComm International Corporation, a Delaware corporation ("SysComm" or the "Company"). The principal executive offices of SysComm are located at 20 Precision Drive, Shirley, New York 11967.

Item 2.  Identity and Background.

         (a)-(c), (f) The name, state of incorporation and business address of the person filing this statement (the "Reporting Person") is:

                      Applied Digital Solutions, Inc., a Missouri corporation 400 Royal Palm Way, Suite 410
                      Palm Beach, Florida 33480

         Applied Digital Solutions is a leading edge, single-source provider of e-business solutions. The company differentiates itself in the marketplace by enabling e-business through Computer Telephony Internet Integration (CTII) (the integration of computer, telecom and the Internet). The company's goal is to be a single source e-business provider that mid-size companies can turn to for intelligently connecting their business processes via telephone or computer, with their customers, suppliers and partners to deliver the results expected from the emerging e-business market. The Reporting Person's services integrate Web front-end applications with back-end enterprise resources either by telephone, computer/software or both. Applied Digital Solutions provides end to end solutions that enable e-business optimization while powering e-business initiatives through intelligent collaboration and customer interaction.

         Information relating to the directors and executive officers of the Reporting Person is contained in Appendix A attached hereto and is incorporated herein by reference.

         (d) and (e) Neither the Reporting Person nor, to the best of its knowledge, any of the persons listed in Appendix A has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which has resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         The Reporting Person acquired an interest in the Shares in connection with the execution of a stock purchase agreement (see Item 5 below) pursuant to which the Reporting Person will acquire the Shares from the current holders thereof, John H. Spielberger, Catherine Spielberger and Bearpen Limited Partnership. The Reporting Person acquired the Shares by issuing shares of its common stock and by paying the remainder of the purchaser price in cash, pursuant to the terms of the stock purchase agreement. No other financing is required to effect the transaction.


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CUSIP No. 871942 10 8             Schedule 13D                Page 4 of 11 Pages
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Item 4.  Purpose of Transaction.

         The Reporting Person  consummated a Stock Purchase  Agreement with John
H. Spielberger, Catherine Spielberger and Bearpen Limited Partnership dated as of November 13, 2000 (as amended December 14, 2000, the "Purchase Agreement"), a copy of which is attached as an exhibit hereto and hereby incorporated herein by reference. The Reporting Person entered into the Purchase Agreement with the intent of indirectly acquiring control of substantially all of the assets of the Issuer. In connection with the execution of the Purchase Agreement, the acting officers and directors of the Issuer resigned, and representatives of the Reporting Person were appointed to fill the vacancies on the board of directors. As a result of the transaction, each share of common stock of the Issuer being acquired will be exchanged for approximately $ worth of the Reporting Person's common stock.

         Also on December 14, 2000, John H. Spielberger, Catherine Spielberger and Bearpen Limited Partnership executed an irrevocable proxy (the "Proxy") providing the Reporting Person with the right to vote the Shares of Common Stock to be acquired by the Reporting Person pending the closing.

Item 5.  Interest in Securities of the Issuer.

         (a) and (b). As of December 14, 2000, under the definition of "beneficial ownership" as set forth in Rule 13d-3 under the Exchange Act, the Reporting Person may be deemed to have beneficial ownership of 2,570,000 shares of Common Stock of the Issuer pursuant to the Purchase Agreement, constituting approximately 54.6% of the outstanding shares of Common Stock of the Issuer (based on 4,703,421 shares of Common Stock outstanding on August 17, 2000). Upon consummation of the Purchase Agreement and delivery of the Proxy in connection therewith, the Reporting Person obtained the sole power to vote such shares of Common Stock. Until the escrow established under the Purchase Agreement is released and the Reporting Person receives the Shares, the Reporting Person will not have the sole or any shared power to dispose or to direct the disposition of any Common Stock.

         Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Person is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

         (c) Except as set forth in this Item 5, to the best knowledge of the Reporting Person, neither the Reporting Person nor any director or executive officer of the Reporting Person and no other person described in Item 2 hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Common Stock.

         (d) Until the escrow established under the Purchase Agreement is released and the Reporting Person receives the Common Stock, none of the Reporting Person or any of its designees will have any right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock.

         (e) Not applicable.

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CUSIP No. 871942 10 8             Schedule 13D                Page 5 of 11 Pages
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Item 6.  Contracts, Arrangements,  Understandings or Relationships With Respect
         to Securities of the Issuer.

         As described above, on December 14, 2000, John H. Spielberger, Catherine Spielberger and Bearpen Limited Partnership executed the Proxy providing the Reporting Person with the right to vote the Shares of Common Stock to be acquired by the Reporting Person pending the closing. A copy of the Proxy is attached hereto as an exhibit and incorporated herein by this reference.

Item 7.  Material to be Filed as Exhibits.

         Attached hereto or incorporated herein as exhibits are the following documents:

 1. Stock Purchase Agreement by and between Applied Digital Solutions, Inc. and John H. Spielberger, Catherine Spielberger and Bearpen Limited Partnership, dated November 13, 2000 (incorporated by reference to Exhibit 2.1 to the Issuer's current report on Form 8-K which was filed with the Securities and Exchange Commission on December 22, 2000--File No. 0-22693).

2. Amendment No. 1 to Stock Purchase Agreement by and between Applied Digital Solutions, Inc. and John H. Spielberger, Catherine Spielberger and Bearpen Limited Partnership, dated December 14, 2000 (incorporated by reference to
Exhibit 2.2 to the Issuer's current report on Form 8-K which was filed with the Securities and Exchange Commission on December 22, 2000--File No. 0-22693).

3. Irrevocable Proxy of John H. Spielberger, Catherine Spielberger and Bearpen Limited Partnership dated as of December 14, 2000.

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CUSIP No. 871942 10 8             Schedule 13D                Page 6 of 11 Pages
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                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 22, 2000


                                                 Applied Digital Solutions, Inc.

                                                 By: /s/ David A. Loppert
                                                    ----------------------------
                                                 Name:   David A. Loppert
                                                 Title:  Senior Vice President

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CUSIP No. 871942 10 8             Schedule 13D                Page 7 of 11 Pages
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                                   Appendix A

               INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE
                   OFFICERS OF APPLIED DIGITAL SOLUTIONS, INC.

         Set forth below are the name, current business address, citizenship and the present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and executive officer of Applied Digital Solutions, Inc. The principal address of Applied Digital Solutions, Inc. and, unless otherwise indicated below, the current business address for each individual listed below is 400 Royal Palm Way, Suite 410, Palm Beach, Florida 33480. Unless otherwise indicated, each such person is a citizen of the United States. Unless otherwise indicated, each occupation set forth opposite the individual's name refers to employment with Applied Digital Solutions, Inc.

  Name and Current               Present Principal Occupation or Employment;
  Business Address            Material Positions Held During the Past Five Years
  ----------------            --------------------------------------------------

Richard J.  Sullivan       Mr. Sullivan,  was elected to the Board of Directors,
                           and named Chief  Executive  Officer,  in May 1993. He
                           was appointed Secretary in March 1996. He is a member
                           of  the  Compensation   Committee  of  the  Board  of
                           Directors of the Company.  Mr.  Sullivan is currently
                           Chairman of Great Bay  Technology,  Inc.  From August
                           1989 to December 1992,  Mr.  Sullivan was Chairman of
                           the Board of  Directors of  Consolidated  Convenience
                           Systems, Inc., in Springfield,  Missouri. He has been
                           the  Managing  General  Partner of The Bay  Group,  a
                           merger and acquisition  firm in New Hampshire,  since
                           February 1985. Mr. Sullivan was formerly Chairman and
                           Chief Executive  Officer of Manufacturing  Resources,
                           Inc.,   an  MRP  II   software   company  in  Boston,
                           Massachusetts,  and was  Chairman  and CEO of  Encode
                           Technology, a "Computer-Aided Manufacturing" Company, in Nashua, New Hampshire from February 1984 to August
                           1986. Mr. Sullivan is married to Angela M. Sullivan.

Jerome C. Artigliere       Mr.  Artigliere joined a subsidiary of the Company as
                           President in January  1998,  and was  appointed  Vice
                           President of the Company in April 1998, and Treasurer
                           in  December  1999,  and Chief  Financial  Officer in
                           November 2000. From 1996 to 1997 he was Regional Vice
                           President at General Electric Capital  Corporation in
                           Portsmouth,  NH. Prior to that,  from 1994 to 1996 he
                           was State Vice  President at First  National  Bank in
                           Portsmouth,  NH,  a  commercial  bank  subsidiary  of
                           Peoples  Heritage Bank of Portland,  MA. He earned an
                           undergraduate  degree  in  finance  from  Seton  Hall
                           University  in  1977,   and  an  MBA  from  Fairleigh
                           Dickinson University in 1980. Mr. Artigliere joined a subsidiary of the Company as President in January
                           1998, and was appointed Vice President of the Company in April 1998, and Treasurer in December 1999. From
                           1996  to  1997  he was  Regional  Vice  President  at
                           General Electric  Capital  Corporation in Portsmouth,
                           NH.  Prior to that,  from  1994 to 1996 he was  State
                           Vice  President at First National Bank in Portsmouth,
                           NH, a commercial bank subsidiary of Peoples  Heritage
                           Bank of Portland, MA. He earned an undergraduate degree in finance from Seton Hall University in 1977, and an MBA from Fairleigh Dickinson University in 1980.

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CUSIP No. 871942 10 8             Schedule 13D                Page 8 of 11 Pages
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  Name and Current               Present Principal Occupation or Employment;
  Business Address            Material Positions Held During the Past Five Years
  ----------------            --------------------------------------------------


Richard S. Friedland       Mr. Friedland,  was elected to the Board of Directors
                           in  October   1999  and  is  Chairman  of  the  Audit
                           Committee and serves on the Compensation Committee of
                           the  Board  of  Directors  of  the  Company.  He  was
                           previously   associated   with   General   Instrument
                           Corporation.  During  his  19-year  tenure,  he  held
                           various   executive   positions,    including   Chief
                           Financial  Officer,  President  and  Chief  Operating
                           Officer.  In 1995, he was  appointed  Chairman of the
                           Board  and Chief  Executive  Officer.  Mr.  Friedland
                           currently   serves   on  the   boards   of   Tech-Sym
                           Corporation,    Zilog,   Inc.   and   Video   Network
                           Communications, Inc., as well as several development stage companies. He earned a Bachelor of Science degree in Accounting from Ohio State University in 1972 and a Master of Business Administration degree from Seton Hall University in 1985.

Michael E. Krawitz         Mr.  Krawitz  joined the  Company as  Assistant  Vice
                           President and General Counsel in April 1999, and was appointed Vice President and Assistant Secretary in
                           December 1999. From 1994 to April 1999, Mr. Krawitz was an attorney with Fried, Frank, Harris, Shriver &
                           Jacobson in New York. Mr. Krawitz earned a Bachelor of Arts degree from Cornell University in 1991 and a juris doctorate from Harvard Law School in 1994.

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CUSIP No. 871942 10 8             Schedule 13D                Page 9 of 11 Pages
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  Name and Current               Present Principal Occupation or Employment;
  Business Address            Material Positions Held During the Past Five Years
  ----------------            --------------------------------------------------

David A. Loppert           Mr.  Loppert  joined the  Company as Vice  President,
                           Treasurer  and Chief  Financial  Officer in  February
                           1997.  In November  2000,  Mr.  Loppert was appointed
                           Senior Vice President and  relinquished  his position
                           as Chief Financial Officer. From 1996 to 1997, he was
                           Chief  Financial  Officer of Bingo Brain,  Inc.  From
                           1994 to 1996, he was Chief Financial  Officer of both
                           C.T.A.  America,  Inc.,  and Ricochet  International,
                           L.L.C.  Prior to that he was Senior  Vice  President,
                           Acquisitions   and  Due   Diligence,   of  Associated
                           Financial   Corporation.   Mr.  Loppert  started  his
                           financial  career with Price  Waterhouse  in 1978, in
                           Johannesburg,  South  Africa,  before moving to their
                           Los  Angeles  Office  in  1980  where  he rose to the
                           position of Senior Manager. He holds Bachelor degrees
                           in both Accounting and Commerce,  as well as a Higher
                           Diploma in Accounting, all from the University of the
                           Witwatersrand,    Johannesburg.   Mr.   Loppert   was
                           designated a Chartered  Accountant  (South Africa) in
                           1980.


Arthur F. Noterman         Mr.  Noterman,  a  Chartered  Life  Underwriter,  has
                           served as a Director  since February 1997, and serves
                           on the Audit  Committee  of the Board of Directors of
                           the Company. An operator of his own insurance agency,
                           Mr. Noterman is a registered  NASD broker  affiliated
                           with a Chicago,  Illinois  registered  broker/dealer.
                           Mr. Noterman  attended  Northeastern  University from
                           1965  to  1975  and  obtained  the   Chartered   Life
                           Underwriters  Professional  degree  in 1979  from The
                           American College, Bryn Mawr, Pennsylvania.

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CUSIP No. 871942 10 8             Schedule 13D               Page 10 of 11 Pages
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  Name and Current               Present Principal Occupation or Employment;
  Business Address            Material Positions Held During the Past Five Years
  ----------------            --------------------------------------------------

Daniel E. Penni            Mr. Penni,  has served as a Director since March 1995
                           and is Chairman of the  Compensation  Committee,  and
                           serves  on  the  Audit  Committees  of the  Board  of
                           Directors  of the Company.  Since March 1998,  he has
                           been an Area  Executive  Vice President for Arthur J.
                           Gallagher & Co., an insurance  agency.  He has worked
                           in  many  sales  and  administrative   roles  in  the
                           insurance  business  since 1969.  He was President of
                           the  Boston  Insurance  Center,  Inc.,  an  insurance
                           agency,   until  1988.  Mr.  Penni  was  founder  and
                           President of BIC Equities, Inc., a broker/dealer registered with the NASD. Mr. Penni graduated with a Bachelor of Science degree in 1969 from the School of Management at Boston College.

Angela M. Sullivan         Ms.  Sullivan,  has served as a Director  since April
                           1996 and serves on the Compensation  Committee of the
                           Board of Directors  of the Company.  From 1988 to the
                           present,  Ms.  Sullivan has been a partner in The Bay
                           Group,  a  private  merger  and   acquisition   firm,
                           President  of  Great  Bay   Technology,   Inc.,   and
                           President of Spirit Saver, Inc. Ms. Sullivan earned a
                           Bachelor of Science degree in Business Administration in 1980 from Salem State College. Ms. Sullivan is married to Richard J. Sullivan.

Garrett  A.  Sullivan      Mr. Sullivan, has been President of the Company since
                           March 1995.  He was elected to the Board of Directors
                           in  August  1995.  He  was  acting  secretary  of the
                           Company  from  March  1995 to March  1996 and  acting
                           Chief  Financial  Officer from March 1995 to February
                           1997.  From  1993 to 1994  he was an  Executive  Vice
                           President of Envirobusiness,  Inc. From 1988 to 1993,
                           he served as president and chief operating officer of
                           two  companies  in  the   electronics   and  chemical
                           industries which were owned by Philips North America.
                           He was previously a partner in The Bay Group, a merger and acquisition firm in New Hampshire, from 1988 to 1993. From 1981 to 1988, Mr. Sullivan was
                           President  of  Granada  Hospital  Group,  Burlington,
                           Massachusetts. He earned a Bachelor of Arts degree from Boston University in 1960 and an MBA from Harvard University in 1962. Mr. Sullivan is not related to Richard J. Sullivan.

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CUSIP No. 871942 10 8             Schedule 13D               Page 11 of 11 Pages
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  Name and Current               Present Principal Occupation or Employment;
  Business Address            Material Positions Held During the Past Five Years
  ----------------            --------------------------------------------------

Constance  K.  Weaver      Ms. Weaver,  was elected to the Board of Directors in
                           July 1998 and  serves on the  Compensation  and Audit
                           Committees  of the Board of Directors of the Company.
                           From 1996 to the  present,  Ms.  Weaver has been Vice
                           President,    Investor    Relations   and   Financial
                           Communications   for  AT&T  Corporation.   From  1995
                           through  1996  she  was  Senior  Director,   Investor
                           Relations and Financial  Communications for Microsoft
                           Corporation.   From   1993  to  1995   she  was  Vice
                           President,  Investor Relations, and from 1991 to 1993
                           she  was  Director  of  Investor  Relations,  for MCI
                           Communications,  Inc.  Ms.  Weaver is a  director  of
                           Primark   Corporation   and  the  National   Investor
                           Relations  Institute (NIRI). She earned a Bachelor of
                           Science degree from the University of Maryland in 1975.